UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Excelligence Learning Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

52201M 10 9

(CUSIP Number)

Robert W. MacDonald President Educational Simon, L.L.C. 310 South Street Morristown, NJ 07962 (973) 898-0290

with a copy to:
Knute J. Salhus, Esq. Wilmer, Cutler & Pickering 399 Park Avenue New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.    ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 52201M 10 9	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Educational Simon, L.L.C. 95-4738444

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 29,436 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 29,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,436	☐

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 52201M 10 9	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

WESKIDS III, L.L.C. 22-3625448

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,552,841 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,552,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 52201M 10 9	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

William E. Simon & Sons Private Equity, L.L.C. 22-3788745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,478,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,478,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 52201M 10 9	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

William E. Simon & Sons Private Equity Partners, L.P. 22-3702937

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,478,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,478,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 52201M 10 9	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IPP99 Private Equity, L.L.C. 22-3625447

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,074,141 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,074,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%

14	TYPE OF REPORTING PERSON OO

Page 7 of 19 Pages

Preamble

     This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D originally filed on May 10, 2001 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) by Educational Simon, L.L.C., a Delaware limited liability company (“Educational Simon”), in connection with the issuance to Educational Simon of 2,942,242 shares (the “Original Shares”) of common stock, $.01 par value per share (the “Common Stock”), of Excelligence Learning Corporation, a Delaware corporation (formerly known as LearningStar Corp. and LearningStar Inc.) (the “Issuer”), which were issued on April 30, 2001.

     The text of each item of the Original Schedule 13D is hereby amended, restated and supplemented to reflect a distribution, on December 9, 2003, by Educational Simon of 2,912,806 of the Original Shares to its members pro rata in accordance with each such member’s ownership interest in Educational Simon and without any payment required on the part of such members (the “Distribution”). After giving effect to the Distribution, Educational Simon beneficially owns 29,436 shares of Common Stock (the “Educational Simon Shares”) representing a 0.3% beneficial ownership position as of the date of this Amendment (based on 8,580,248 shares of Common Stock outstanding as of November 5, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the SEC on November 7, 2003).

     This Amendment also is being filed pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of the following persons as a result of such person’s beneficial ownership of shares of Common Stock: William E. Simon & Sons Private Equity Partners, L.P., a Delaware limited partnership (“WES”), IPP99 Private Equity, L.L.C., a Delaware limited liability company (“IPP99”), WESKIDS III, L.L.C., a Delaware limited liability company (“WESKIDS”), William E. Simon & Sons Private Equity, L.L.C. (“WES LLC” and, together with Educational Simon, WES, IPP99 and WESKIDS, the “Reporting Persons”). In connection with the Distribution, WES received 1,478,700 shares of Common Stock (the “WES Shares”), IPP99 received 1,044,705 shares of Common Stock (the “IPP99 Shares” and, together with the Educational Simon Shares and the WES Shares, the “Shares”) and other members of Educational Simon (none of whom are Reporting Persons) collectively received 389,401 shares of Common Stock.

Item 1.     Security and Issuer

     Item 1 is hereby amended and restated in its entirety to read as follows:

     The title of the securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of the Issuer. The Issuer’s principal executive office is located at 2 Lower Ragsdale Drive, Suite 200, Monterey, California 93940.

Item 2.     Identity and Background

     Item 2 is hereby amended and restated in its entirety to read as follows:

     (a)    See Cover Pages, Item 1.

     (b)    Unless otherwise indicated below, the business address of each Reporting Person is 310 South Street, Morristown, NJ 07962-1913. The names, business addresses and principal businesses of the executive officers and managers of each Reporting Person are set forth on Exhibits 3-A, 3-B, 3-C, 3-D and 3-E, respectively, hereto and incorporated by reference herein.

     (c)    The principal business of Educational Simon is to own an interest in, and act as a member of, Earlychildhood LLC, a California limited liability company (“Earlychildhood”), or any successor entity, including the Issuer (as the successor parent company of Earlychildhood after giving effect to the Combination (as defined in Item 4 hereof)), and to undertake such business activities directly related thereto.

             WESKIDS is a Delaware limited liability company that makes investments on behalf of its members. WESKIDS is the managing member of each of IPP99 and WES LLC.

             WES is a Delaware limited partnership that makes investments in privately or publicly owned enterprises or separately identifiable subparts thereof. WES is a member of Educational Simon.

             WES LLC is a Delaware limited liability company that acts as the general partner of WES.

Page 8 of 19 Pages

              IPP99 is a Delaware limited liability company that makes investments on behalf of its members. IPP99 is the managing member of Educational Simon.

     (d)    During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibits 3-A through 3-E hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibits 3-A through 3-E hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)    To the best knowledge of the Reporting Persons, each person listed on Exhibits 3-A through 3-E hereto, in each case who is a natural person, is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

     See Item 4 below.

Item 4.     Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety to read as follows:

     On April 30, 2001, the combination (the “Combination”) of Earlychildhood LLC and SmarterKids.com, Inc., a Delaware corporation (“SmarterKids”), was consummated pursuant to the terms set forth in the Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, as amended (the “Combination Agreement”), by and among Earlychildhood, SmarterKids, the Issuer and S-E Educational Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”). A copy of the Combination Agreement, as amended, is attached hereto as Exhibit 1 and incorporated herein by reference. In the Combination, (i) the holders of outstanding membership interests in Earlychildhood contributed all of their membership interests to the Issuer in exchange for shares of Common Stock pursuant to the exchange ratios set forth in the Combination Agreement and, as a result, Earlychildhood became a wholly-owned subsidiary of the Issuer and (ii) Merger Sub was merged with and into SmarterKids, with SmarterKids surviving and becoming a wholly-owned subsidiary of the Issuer and each issued and outstanding share of SmarterKids common stock being converted into the right to receive one-eighth of a share of Common Stock of the Issuer. As a result of the Combination and after giving immediate effect to the consummation thereof, the former holders of Earlychildhood membership interests held approximately two-thirds of the outstanding Common Stock and the former stockholders of SmarterKids held approximately one-third of the outstanding Common Stock.

     Prior to the effectiveness of the Combination, Educational Simon was a holder of membership interests in Earlychildhood. As a result of the Combination and pursuant to the exchange ratios set forth in the Combination Agreement, Educational Simon received 2,942,242 shares of Common Stock, representing 35.3% of the then outstanding Common Stock.

     The shares of Common Stock held by Educational Simon were issued in a private placement transaction exempt from registration under the Securities Act of 1933, as amended. The Common Stock is currently listed on the Nasdaq National Market and has been registered under the Exchange Act.

     At the effective time of the Combination, the Issuer’s board of directors was expanded to nine members, four of whom were designated by Earlychildhood. Although the right of Earlychildhood to nominate board designees has expired, Robert MacDonald, the President of WES LLC and the President of Educational Simon, continues to serve on the Issuer’s board of directors as of the date of this Schedule 13D, currently as the chairman.

     On December 9, 2003, Educational Simon effected the Distribution of 2,912,806 of the Original Shares to its members pro rata in accordance with each such member’s ownership interest in Educational Simon and without any payment required on the part of such members. As a consequence thereof, Educational Simon beneficially owns as of the date of this Amendment 29,436 shares of Common Stock representing a 0.3% beneficial ownership position. The shares of Common Stock distributed constituted 99.0% of the shares of Common Stock previously owned by Educational Simon. WES received the WES Shares in the Distribution. IPP99

Page 9 of 19 Pages

received the IPP99 Shares in the Distribution. Educational Simon intends to sell all or a portion of the Educational Simon Shares and to use all or a portion of the proceeds therefrom to pay outstanding expenses as well as the expenses associated with the Distribution and ultimate liquidation and winding up of Educational Simon. After such expenses are paid, Educational Simon intends to distribute the remaining proceeds or remaining Educational Simon Shares, as the case may be, to its members pro rata in accordance with each such member’s ownership interest in Educational Simon and without any payment required on the part of such members.

     Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and one or more of the Reporting Persons may in the future propose that the Issuer take one or more of such actions. The applicable Reporting Persons intend to vote their respective shares of Common Stock as each deems appropriate from time to time. In determining from time to time whether to sell their shares of Common Stock (and in what amounts) or to retain such shares, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)  and (b) Since (i) IPP99 is the managing member of Educational Simon; (ii) WESKIDS is the managing member of IPP99 and WES LLC; and (iii) WES LLC is the general partner of WES, the Reporting Persons may be deemed to be a group (the “13D Group”) (within the meaning of Section 13 of the Exchange Act). Accordingly, the 13D Group may be deemed to be the beneficial owner of the shares of Common Stock owned by each member of the 13D Group and each member of the 13D Group may be deemed to have shared beneficial ownership of the shares of Common Stock owned by each other member of the 13D Group. Other than the shares indirectly owned through an entity of which a Reporting Person holds an economic interest, each Reporting Person disclaims beneficial ownership of the shares of Common Stock of each of the other Reporting Persons.

     After giving effect to the Distribution, (i) Educational Simon is the beneficial owner of 29,436 shares of Common Stock, which represent beneficial ownership of 0.3% of the outstanding shares of Common Stock as of the date of this Amendment, and Educational Simon has the direct power to vote and dispose of the Educational Simon Shares, and its managing member, IPP99, has the indirect power to vote and dispose of the Educational Simon Shares, and IPP99’s managing member, WESKIDS, has the indirect power to vote and dispose of the Educational Simon Shares; (ii) WES is the beneficial owner of 1,493,637 shares of Common Stock, which represent beneficial ownership of 17.4% of the outstanding shares of Common Stock as of the date of this Amendment, and WES LLC, the general partner of WES, has the direct power to vote and dispose of the WES Shares, and WES LLC’s managing member, WESKIDS, has the indirect power to vote and dispose of the WES Shares; and (iii) IPP99 is the beneficial owner of 1,055,258 shares of Common Stock, which represent beneficial ownership of 12.3% of the outstanding shares of Common Stock as of the date of this Amendment, and IPP99 has the direct power to vote and dispose of the IPP99 Shares, and WESKIDS, its managing member, has the indirect power to vote and dispose of the IPP99 Shares.

     (c)  Except for the Distribution by Educational Simon, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

     (d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Except for Educational Simon, this item is not applicable to any of the Reporting Persons. Educational Simon ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on December 9, 2003.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated in its entirety to read as follows:

Page 10 of 19 Pages

     Educational Simon is party to an Amended and Restated Registration Rights Agreement, entered into as of June 30, 2001, by and among the Issuer and certain stockholders thereof identified from time to time on Schedule A thereto (the “Registration Rights Agreement”), pursuant to which Educational Simon has certain rights with respect to the registration of the Original Shares under the Securities Act of 1933, as amended. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and incorporated by reference herein. In accordance with the terms of the Registration Rights Agreement, Educational Simon may assign its registration rights to any assignee who receives in excess of 125,000 shares of the Issuer as a result of the Distribution. In the Distribution, WES and IPP99 each received in excess of 125,000 shares of the Issuer and they each executed a joinder agreement making such persons parties to the Registration Rights Agreement. A copy of the joinder agreements for WES and IPP99 are attached hereto as exhibits 4-A and 4-B, respectively, and incorporated by reference herein.

     Other than the Registration Rights Agreement, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Exhibits 3-A through 3-E hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7.     Material to be Filed as Exhibits

     Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 1-A*	Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, by and among Earlychildhood LLC, SmarterKids.com, Inc., LearningStar Corp. and S-E Educational Merger Corp. (incorporated by reference to the Registration Statement on Form S-4 of the Issuer filed with the Commission on January 9, 2001)

Exhibit 1-B*	Amendment No. 1 to Contribution Agreement, dated March 14, 2001, by and among Earlychildhood LLC, SmarterKids.com, Inc., LearningStar Corp. and S-E Educational Merger Corp. (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4/A of the Issuer filed with the Commission on March 15, 2001)

Exhibit 2*	Amended and Restated Registration Rights Agreement, entered into as of June 30, 2001, by and among LearningStar Corp. and certain stockholders thereof identified from time to time on Schedule A thereto (incorporated by reference to the Quarterly Report on Form 10-Q for the period ended June 30, 2001 of the Issuer filed with the Commission on August 14, 2001)

Exhibit 3-A**	Information concerning the executive officers of Educational Simon, L.L.C.

Exhibit 3-B**	Information concerning the general partner and the managing member of the general partner of William E. Simon & Sons Private Equity Partners, L.P.

Exhibit 3-C**	Information concerning the managing member and executive officers of William E. Simon & Sons Private Equity, L.L.C.

Exhibit 3-D**	Information concerning the managing member of IPP99 Private Equity, L.L.C.

Exhibit 3-E**	The names, business addresses and principal businesses of each of the managers and executive officers of WESKIDS III, L.L.C.

Exhibit 4-A**	Registration Rights Agreement Joinder, dated November 20, 2003

Exhibit 4-B**	Registration Rights Agreement Joinder, dated November 20, 2003

Exhibit 5**	Joint Filing Agreement

* **	Filed with the Original Schedule 13D. Filed herewith.

Page 11 of 19 Pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true, complete and correct.

Dated: December 12, 2003	Educational Simon, L.L.C.

	By:	/s/ Robert MacDonald Name: Robert MacDonald Title: President

WESKIDS III, L.L.C.

	By:	/s/ Christine W. Jenkins Name: Christine W. Jenkins Title: Vice President

William E. Simon & Sons Private Equity Partners, L.P.

	By:	William E. Simon & Sons Private Equity, L.L.C., its general partner

By: /s/ Christine W. Jenkins Name: Christine W. Jenkins Title: Executive Vice President and Secretary

IPP99 Private Equity, L.L.C.

	By:	WESKIDS III, L.L.C., its managing member

By: /s/ Christine W. Jenkins Name: Christine W. Jenkins Title: Vice President

William E. Simon & Sons Private Equity, L.L.C.

	By:	/s/ Christine W. Jenkins Name: Christine W. Jenkins Title: Executive Vice President and Secretary